SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NiCE to Webcast Financial Capital Markets Day 2025, dated November 10, 2025
99.2 NiCE Appoints Arun Chandra as Chief Operating Officer to Lead Newly Formed Global Customer Operations, dated November 17, 2025
99.3 NiCE and IGT Solutions Accelerate AI-First CX Transformation for Global Brands with CXone Mpower, dated November 18, 2025
99.4 NiCE Named a Leader in IDC MarketScape European Contact Center-as-a-Service Vendor Assessment 2025, dated November 19, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Alon Levy Title: Vice President, General Counsel and Corporate Secretary Dated: December 8, 2025

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NiCE to Webcast Financial Capital Markets Day 2025, dated November 10, 2025
99.2 NiCE Appoints Arun Chandra as Chief Operating Officer to Lead Newly Formed Global Customer Operations, dated November 17, 2025
99.3 NiCE and IGT Solutions Accelerate AI-First CX Transformation for Global Brands with CXone Mpower, dated November 18, 2025
99.4 NiCE Named a Leader in IDC MarketScape European Contact Center-as-a-Service Vendor Assessment 2025, dated November 19, 2025